Exhibit 99.1

500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today announced the changes in its Board of Directors (the “Board”).

Mr. Jeffrey R. Williams is appointed as a director of the Company and a member of the Audit Committee of the Board, effective as of Nov.22 2014. As the president of the Shenzhen Development Bank, Mr. Williams was the first person of a non-PRC nationality to lead a Chinese bank since the founding of the PRC. Mr. Williams is an independent director at China Universal Asset Management, a Shanghai-based mutual fund company, and a director of Shanghai F-Road Commercial Services Co., a provider of mobile banking solutions to smaller banks across China. Mr. Williams is also a trustee of the China Medical Board. Mr. Williams had previously worked in Taiwan, Hong Kong and Shenzhen for Citibank and as the Taiwan general manager for American Express Company and Standard Chartered Bank. Mr. Williams formerly served as the chairman of the American Chamber of Commerce in Taipei and the chairman of Taipei American School. Mr. Williams graduated magna cum laude in East Asian Languages and Civilizations from Harvard College in 1978 and received his MBA from Harvard Business School in 1982.  The Board has determined that Mr. Williams is an independent director as such term is defined under the NYSE Listed Company Manual.

In addition, effective as of Nov.22 2014, Mr. Yu Wei is appointed as a member of the Strategy Committee of the Board and Mr. Honghui Deng is appointed as a member of the Nominating and Corporate Governance Committee.

Mr. Jiepin Fu, Mr. Min Fan and Mr. Jinping Ma no longer serve as directors of the Company upon the expiration of the one-year term of their appointments, effective as of Nov.22 2014.

“On behalf of the Board, I want to take this opportunity to acknowledge Mr. Fu, Mr. Fan and Mr Ma’s contributions to the Company for the past year with the greatest gratitude”, commented Mr. Man San Law, Chairman and Chief Executive Officer of the Company, “ and I also want to extend my warm welcome to Mr. Williams, whose erudite and expertise in corporate matters will surely benefit the Company in numerous way.”